

RECEIVED

2008 AUG 21 A 4: 27

香港中環
夏慤道 10 號
和記大廈 14 樓

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Fax: +852 2845 0476
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08004463

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August 18, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2 **SUPPL**

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") –
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange
Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 15, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED

AUG 28 2008 E

THOMSON REUTERS

Chun-Hui Lin / Ingrid Chiu

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
ROSSANA C. M. CHU
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***

SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*

GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
MARTIN TAM
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREENA TEH
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN
LAWYERS
JENNIFER JIA CHEN
(NEW YORK)
SCOTT D. CLEMENS
(NEW YORK)
STANLEY JIA
(NEW YORK)
ANDREAS W. LAUFFS
(NEW YORK)
WON LEE
(NEW YORK)
FLORENCE LI
(NEW YORK)
BEATRICE M. SCHAFFRATH
(NEW YORK)

MARCO MARAZZI
(ITALY)
ALLEN TZO CHING SHYU
(ILLINOIS)
JOSEPH T. SIMONE
(CALIFORNIA)
BRIAN SPIRES
(MARYLAND)
HOWARD WU
(CALIFORNIA)
WINSTON K.T. ZEE
(WASHINGTON, DC)
DAMIAN ZHANG
(WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on August 15, 2008:

1.   Notification of Board Meeting, released on August 15, 2008.





華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

*(A Sino-foreign investment joint stock company limited by shares incorporated
in the People's Republic of China (the "PRC"))*

(Stock code: 1071)

NOTIFICATION OF BOARD MEETING

The board of directors (the "**Board**") of Huadian Power International Corporation Limited* (the "**Company**") hereby announces that the 3rd meeting of the 5th session of the Board will be held at CITIC Guoan Grand Epoch City*, Xianghe Economic Technical Development Zone, Hebei Province, the PRC (中國河北省香河經濟技術開發區中信國安第一城) at 9:00 a.m. on Thursday, 28 August 2008 for the purposes of, among other matters, considering the interim results of the Company and its subsidiaries for the six months ended 30 June 2008.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
15 August, 2008

*   *For identification purposes only*

END